United States securities and exchange commission logo





                             December 1, 2023

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
27, 2023
                                                            CIK: 0001913749

       Dear Haogang Yang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Derby at 202-551-3334 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology